===========================================================================
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549




                        SCHEDULE 13G/A
                        Amendment No. 2


             Under the Securities Exchange Act of 1934







                  ARIAD PHARMACEUTICALS, INC.
                 ----------------------------
                       (Name of Issuer)



                COMMON STOCK, $.001 PAR VALUE
---------------------------------------------------------------------------
                (Title of Class of Securities)









                        04033A 10 0
                     -----------------
                      (CUSIP Number)



                    December 15, 1999
    -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ]  Rule 13d-1(b)
         [ x ]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)



===========================================================================
                          Page 1 of 8

                Exhibit Index is located at page 7

CUSIP No.  04033A 10 0
___________________________________________________________________________

1)       Name of Reporting Person and its           Aventis Pharmaceuticals Inc.
         I.R.S. Identification Number                        44-0565557
___________________________________________________________________________

2)       Check the Appropriate Box if                                  (a)[   ]
         a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)       SEC Use Only
___________________________________________________________________________

4)       Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

                           5)       Sole Voting Power                3,004,436
Number of                  ____________________________________________________
Shares
Beneficially      6)       Shared Voting Power                               0
Owned by          ____________________________________________________________
Each
Reporting                  7)       Sole Dispositive Power           3,004,436
Person With       ____________________________________________________________

                           8)       Shared Dispositive Power                 0
___________________________________________________________________________

 9)      Aggregate Amount Beneficially Owned                         3,004,436
         by Each Reporting Person
___________________________________________________________________________

10)      Check Box If the Aggregate Amount                                [  ]
         in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)      Percent of Class Represented                                    12.0%
         by Amount in Row (9)
___________________________________________________________________________

12)      Type of Reporting Person                                          CO
___________________________________________________________________________

CUSIP No.  04033A 10 0             13G
___________________________________________________________________________

1)       Name of Reporting Person and its             HMR Pharma, Inc.
         I.R.S. Identification Number                          43-1769328
___________________________________________________________________________

2)       Check the Appropriate Box if                              (a)[   ]
         a Member of a Group                                       (b)[ x ]
___________________________________________________________________________

3)       SEC Use Only
___________________________________________________________________________

4)       Citizenship or Place of Organization                      Delaware
___________________________________________________________________________

                           5)       Sole Voting Power             3,004,436
Number of                  ____________________________________________________
Shares
Beneficially      6)       Shared Voting Power                            0
Owned by          ____________________________________________________________
Each
Reporting                  7)       Sole Dispositive Power        3,004,436
Person With       ____________________________________________________________

                           8)       Shared Dispositive Power              0
___________________________________________________________________________

 9)      Aggregate Amount Beneficially Owned                       3,004,436
         by Each Reporting Person
___________________________________________________________________________

10)      Check Box If the Aggregate Amount                               [  ]
         in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)      Percent of Class Represented                                  12.0%
         by Amount in Row (9)
___________________________________________________________________________

12)      Type of Reporting Person                                        CO
___________________________________________________________________________

CUSIP No.  04033A 10 0             13G

         This Amendment No. 2 to the Statement on Schedule 13G of Aventis Pharmaceuticals Inc., a Delaware corporation, and HMR Pharma, Inc., a Delaware corporation, is filed solely to reflect the change of name of Hoechst Marion Roussel, Inc., to Aventis Pharmaceuticals Inc. The following items of the Statement on Schedule 13G are hereby amended to read as follows:

ITEM 2(a).   NAME OF PERSON FILING:
----------   ----------------------

             Aventis Pharmaceuticals Inc.

             HMR Pharma, Inc.


ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
----------   ------------------------------------------------------------

             Aventis Pharmaceuticals Inc.
             10236 Marion Park Drive
             Kansas City, Missouri 64137-1405

             HMR Pharma, Inc.
             10236 Marion Park Drive
             Kansas City, Missouri 64137-1405

ITEM 2(c).   CITIZENSHIP:
----------   ------------

             Delaware As To Both Aventis Pharmaceuticals Inc. And
             HMR Pharma, Inc.

ITEM 4.    OWNERSHIP
-------    ---------

    (a):    AMOUNT BENEFICIALLY OWNED:

            As Of 11/08/99 3,004,436 Shares Of Series B Convertible Preferred Stock. The Shares Are Convertible Into Common Stock On A Share-For-Share Basis.

    (b):    PERCENT OF CLASS:

            12.0%

    (c):    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)    Sole power to vote or to direct the vote:              3,004,436

     (ii)   Shared power to vote or to direct the vote:                   0

     (iii)  Sole power to dispose or to direct the disposition of: 3,004,436

     (iv)   Shared power to dispose or to direct the                      0
            disposition of:

CUSIP No.  04033A 10 0             13G

                                 SIGNATURE
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    December 22, 1999
                                  ---------------------------------
                                    (Date)

                                  HMR PHARMA, INC.

                                   /s/ Rebecca R. Tilden
                                  ---------------------------------
                                    (Signature)
                                   Rebecca R. Tilden
                                   Vice President and Assistant Secretary
                                  ---------------------------------
                                    (Name/Title)

CUSIP No.  04033A 10 0             13G

                                 SIGNATURE
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    December 22, 1999
                                  ---------------------------------
                                    (Date)

                                   Aventis Pharmaceuticals INC.

                                   /s/ Rebecca R. Tilden
                                  ---------------------------------
                                    (Signature)
                                   Rebecca R. Tilden
                                   Vice President and Secretary
                                  ---------------------------------
                                    (Name/Title)

CUSIP No.  04033A 10 0             13G

                               EXHIBIT INDEX


Exhibit No.         Description                               Page No.
-----------         ------------                              ---------

    99.A            Agreement to File Jointly dated December      8
                    22, 1999, by and between Aventis
                                    Pharmaceuticals Inc. and HMR Pharma, Inc.

CUSIP No.  04033A 10 0             13G


                                   EXHIBIT 99.A

                              AGREEMENT TO FILE JOINTLY

         We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of each of us.


                                                AVENTIS PHARMACEUTICALS INC.



Date:    December 22, 1999          By: /s/ Rebecca R. Tilden
                                    --------------------------
                                         Rebecca R. Tilden
                                       Vice President and Secretary






                                              HMR PHARMA, INC.



Date:    December 22, 1999      By:         /s/ Rebecca R. Tilden
                                            --------------------------
                                              Rebecca R. Tilden
                                          Vice President and Assistant Secretary